Exhibit 99.2

CONSENT OF EXPERT

October  31, 2008

I hereby consent to the inclusion of the technical report dated November 15, 2007 entitled “A Mineral Resource Estimate for the Fruta del Norte Deposit, Cordillera del Condor Project, Zamora-Chinchipe Province, Ecuador” (the “Technical Report”) in the report on Form 6-K dated November 3, 2008 to be furnished by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Technical Report included with the report on Form 6-K into the Registration Statements on Form S-8 (Registration Statement Nos. 333-141896, 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

Sincerely,

Signed: “Stephen Leary”
Stephen Leary, AUS IMM